EXHIBIT 6.1

                                LICENSE AGREEMENT

         AGREEMENT made and entered into this 21st day of December, 1998, by and between FOREVER FRESH, INC., a corporation organized and existing under the laws of the State of Florida, having its principal office at 5371 Hiatus Road, Sunrise, FL 33351, hereinafter referred to as "FFI", and JRB MARKETING OF SOUTH FLORIDA, INC., a corporation organized and existing under the laws of the State of Florida, having its principal office at 975 S. Congress Avenue, Suite 102, Delray Beach, FL 33445, hereinafter referred to as "JRB".

                              W I T N E S S E T H:

         WHEREAS, FFI possesses technical information and know-how relating to the assembling and distribution of "water-look" floral arrangements, and owns and has used the trademark, "FOREVER FRESH(R)" and WHEREAS, FFI desires to grant an exclusive license to JRB, and JRB desires to license, the right to assemble and distribute "water-look" floral arrangements with the "Forever Fresh(R)" trademark; and NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, it is mutually agreed as follows:

         1. DEFINITIONS. For the purposes of this Agreement, the following definitions shall apply:

                  (a) The term "trademark" shall mean the "Forever Fresh(R)" trademark used in connection with the assembly and distribution of the "water-look" floral arrangements (artificial flowers set in clear epoxy).

                  (b) The term "affiliate" shall mean any corporation 50 percent or more of the outstanding voting stock of which is, at the time in question, owned by FFI, or an affiliate or affiliates of FFI.

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                  (c) The term "net sales" shall mean the actual invoice cost of product exclusive of other charges such as freight, postage, interest, etc.

         2. GRANT OF RIGHT TO USE ASSEMBLY PROCESS. FFI hereby grants to JRB for the term of this Agreement the exclusive right to use FFI'S assembly process.

         3. GRANT OF RIGHT TO USE TRADEMARKS AND COPYRIGHT MATERIALS.

                  (a) FFI hereby permits JRB, during the term of this Agreement, to use the trademarks and its distinctive insignia, shown in Exhibit "A" attached hereto, and the copyright materials shown on Exhibit "B" attached hereto, in the advertising and marketing of JRB'S business under the terms and conditions specified hereinafter, and for the duration of the Agreement, FFI waives the right accruing to it under the trademark to object to such use of the trademark by JRB.

                  (b) FFI will remain an operating company engaged in wholesaling artificial plants, decorative accessories and gifts and will be renamed "U.S. Gift and Floral Co., Inc." Evidence of the filing of the name change with the Secretary of State of Florida will be delivered to JRB upon the closing of this transaction.

                  (c) There is no territorial restriction upon the use of the trademark by JRB in conjunction with JRB business.

         4. RESTRICTIONS ON LICENSEE. Labels or brochures and other marketing materials used by JRB bearing the trademark shall conform to the requirements of the law of any jurisdiction in which the trademark may be used and shall be subject to the consent of FFI. JRB shall not make any change in the trademark without prior written consent of FFI.

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                  (a) JRB shall refrain from any act or acts, which may
prejudice the validity of the title of FFI to the trademark.

                  (b) In the event of any actual, threatened or suspected infringement of, or other misconduct with respect to, any of FFI's Names or Marks or the confidential and proprietary information, which comes to the attention of JRB, JRB shall promptly report the same in writing to FFI and fully advise FFI of all pertinent facts known by JRB. JRB agrees to be a named party in any demand, suit or action which FFI may determine to institute in connection with such matters. In addition, if JRB is named as a party in any suit or action in which any part of the intellectual property is alleged to violate the rights of any other person, JRB shall promptly report that in writing to FFI and fully advise FFI of all facts known by JRB about it. JRB shall, at its expense, take over the defense of any such action and maintain and control such defense, and shall further, at its expense, solely determine how to respond to any such challenge, whether to institute any demand, suit or action, and how to maintain or prosecute it. In any such matters JRB shall cooperate in all ways and take all action and do all things reasonably requested by FFI, and shall take such steps as FFI and JRB may deem advisable against the infringement or otherwise for the protection of its rights. FFI may, at its own expense, defend any suspected infringement.

                  (c) JRB shall immediately notify FFI in writing concerning, and forward to FFI copies of and otherwise fully advise FFI with respect to, any and all actual or threatened demands, notices, suits or actions or other legal process served on or otherwise coming to the attention of JRB, and any facts, circumstances or events that might result in a suit or action against FFI or JRB.

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                  (d) JRB will at all times recognize and enforce the validity of the trademark and the ownership thereof by FFI, and the exclusive right and jurisdiction of FFI to control the use of the trademark. JRB shall take all appropriate measures for the protection of the trademark, and will not at any time put in issue the validity of the trademark and will faithfully observe and execute all the requirements, procedures and directions of FFI with respect to the use and the safeguarding of the trademark. JRB further undertakes that in the event of any infringement of the rights of FFI to any of the trademarks and copyright material by persons or entities other than JRB, its agents or employees, coming to the notice of JRB during the term of this Agreement, JRB shall promptly notify FFI in writing.

                  (e) Upon termination or cancellation of this Agreement, JRB will not use at any time for any purpose any trademark, trade name, symbol or other like product bearing any resemblance to the trademarks or copyright material licensed hereby.

         5. PROMOTIONAL ACTIVITIES. JRB will use all reasonable and proper effort and means to further and preserve the good will and reputation of the trademarks and copyright material.

         6. TERM. The term of this Agreement shall extend for a period of six
(6) years from the execution hereof. Unless terminated by JRB within 60 days of the end of any term, this Agreement shall continue for another term of six (6) years.

         7. COMPENSATION. As consideration and compensation for this License Agreement, JRB agrees to pay royalties as follows:



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                  (a) JRB shall purchase, from FFI, the inventory and other
products set forth on the attached purchase orders (at the prices and quantities therein set forth); provided that (i) at least $50,000 of goods are purchased by December 30, 1998 and (ii) all deliveries with respect to the remaining purchase orders are made on or before March 31, 1999. All invoices with respect to purchase orders shall be paid in full by JRB within ten (10) days of delivery thereof.

                  (b) During the term hereof, the license payment will be 5% of the net amount invoiced by JRB or any affiliate of JRB for all "Water-Look" and/or "Forever Fresh(R)" sales (hereinafter referred to as "net sales") made to any third party with the license payment and report to be made within 30 days of the invoice for such goods sold.

                  (c) JRB is granted six (6) additional six-year terms during which JRB agrees that It will pay FFI a total royalty payment of one quarter of one (.25%) percent of its net sales revenues per annum, for all "Water-Look" and/or "Forever Fresh(R)" sales to any third party.

                  (d) FFI shall be JRB's exclusive sales agent for sales made to or within the Territory (as defined below). The exclusive agency shall be granted for a one-year period, commencing on the date hereof and terminating on the one-year anniversary of the date hereof (the "Agency Term"), provided, the Agency Term shall continue for consecutive one year periods unless and until FFI, or JRB with cause, provides notice to the other party within 60 days of the end of any Agency Term of its intent to terminate the exclusive agency. FFI shall receive, in addition to any royalty or license fee paid or owing pursuant to Section 7(b) or otherwise pursuant to this Agreement, 20% (inclusive of any showroom and/or show expenses) of the net sales, at wholesale price without discounts, of all "Water-Look" and "Forever Fresh(R)" and similar products originating or emanating from or sales to any person or entity within the Territory; provided, however, the


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commission for sales with respect to a purchase order solicited by JRB (1) from a previous customer of JRB, or (2) a FFI customer that has not placed an order with JRB or FFI for the previous six (6) month period shall be 5% (and not 20%) of net sales (in addition to the 5% to be paid pursuant to Section 7 (b) hereof). Payment, with a commission statement, to FFI shall be made within 30 days of the invoice date with respect to such sale or order. For purposes hereof, the "Territory" shall mean and include the Western United States, including the states of Washington, Oregon, California, Colorado, Arizona, Nevada, Utah, New Mexico, Idaho, Montana, Wyoming and Hawaii. Notwithstanding the above, no commission will be due FFI on any "house account" customers as listed on Exhibit C attached hereto.

                  (e) FFI shall have the right of first refusal during the initial term of this Agreement to develop franchised Silk, Silk, Silk, or similar concept stores, in the Territory. Such right shall be exercised within 60 days after receipt of notice from JRB of such an offer. After such 60 day period, if such right is not exercised by sending written notice to JRB, JRB shall have 60 days to offer such franchise rights on the same terms and conditions as offered to FFI to any third party.

                  (f) For the sole purpose of verifying and confirming monetary obligations hereunder, FFI, at all times, shall be afforded access to the books and records of JRB and shall be provided copies of all invoices and purchase orders upon request.

                  (g) In the event that JRB and FFI have a good faith dispute with respect to the amount of any invoice, any particular purchase order, or any other amount due and owing FFI, JRB shall not be in default hereunder provided JRB pays any undisputed amount within 30 days of the invoice date and endeavors in


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good faith to resolve the dispute within 60 days of the invoice date. If a dispute lasts longer than 60 days, an independent accounting firm shall be chosen by mutual agreement to resolve the dispute and the party who is in error (or more in error) shall pay the costs of such firm.

         7. CANCELLATION.

                  (a) If JRB is in default of this Agreement, then FFI has the right to cancel the same on sixty (60) days' written notice to JRB; provided, however, that if JRB shall cure the breach or default within such sixty (60) day period, the Agreement shall continue in full force and effect.

                  (b) Should FFI terminate this Agreement because of JRB's monetary default during the first six-year term hereunder, JRB hereby agrees to pay to FFI, as liquidated damages, 12 times (12X) the average monthly license fee received or earned under this Agreement by FFI from JRB during the 12 month period (or such shorter period as necessary) preceding the default. If termination and default occur before 12 months, the monthly fee amount will be $10,000 for the missing months' averaged with the actual months' fees. Such amount shall be paid to FFI within 30 days after delivery of a notice to JRB of the default and the expiration of the 30- day cure period. Such amount shall accrue interest at 10% per annum if not paid on such date. FFI shall also be entitled to recover all reasonable fees and expenses, providing it prevails, of collection and enforcement of this Agreement, including attorney's fees and expenses.

                  (c) Upon termination of this Agreement, in addition to refraining from using the "Forever Fresh(R)" and "Water-Look" tradenames and trademarks, JRB shall not solicit or sell any "Water-Look" products or goods to any previous customers on FFI's customer list as provided on date of closing.

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                  (d) FFI shall have the right to cancel this Agreement at any time in the event of the appointment of a receiver or trustee in bankruptcy for JRB, or in the event JRB shall take advantage of any insolvency or similar laws.

         9. CONSTRUCTION. This Agreement shall be construed in accordance with the laws of the State of Florida, United States of America.

         10. ASSIGNMENT. This Agreement may not be assigned without the prior written consent of FFI.

         11. NOTICES. Any notice required or permitted to be given under this Agreement by either of the parties hereto shall be deemed to have been sufficiently given for all the purposes hereof if mailed by registered mail, postage prepaid, addressed to the party to be notified at its address shown at the beginning of this Agreement or at such other address as may be furnished to the notifying party in writing.

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         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

WITNESSES:                          FOREVER FRESH, INC.

--------------------------          -----------------------------------------
                                    By:   Steven Horowitz, President

                                    JRB MARKETING
                                    OF SOUTH FLORIDA, INC.

                                    ------------------------------------------
                                    By:   Joseph R. Bergmann, President

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